Contact

www.linkedin.com/in/ryan-moylan-427a7a (LinkedIn)

Top Skills

Web Development

JavaScript

Front-end Development

ryan moylan

Frontend Engineer

Brooklyn, New York, United States

Experience

Ryan Moylan Business, Man
Frontend Developer
May 2006 - Present (17 years)
Brooklyn, New York

I primarily do front end development, with a sprinkle of backend.

Havas
Frontend Developer
November 2018 - September 2019 (11 months)

AKQA
Frontend Developer
May 2018 - August 2018 (4 months)
New York City Metropolitan Area

Doberman
Frontend Developer
November 2017 - February 2018 (4 months)

Deutsch
Freelance Web Developer
2009 - March 2017 (8 years)

R/GA
Flash Programmer
2007 - 2009 (2 years)

JWT
Freelance
2006 - 2008 (2 years)

Euro RSCG
Freelance Web Developer
2006 - 2008 (2 years)

Euro RSCG 4D
Freelance Flash Programmer
2005 - 2007 (2 years)

MRM Worldwide
web developer
2003 - 2006 (3 years)

Education

School of Visual Arts
BFA, Graphic Design · (2000 - 2003)